UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Presentation to financial analysts of France Telecom first quarter 2009 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 29, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom

1Q09 results

April 29th, 2009

france telecom


orange

cautionary statement

- This presentation contains forward-looking statements about France Telecom’s business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.
- more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

1Q09 highlights

1Q09 key financial achievements

cash flow in line with full year objective despite deteriorating economic environment

in millions of euros	1Q08 CB	1Q09 actual	var. comp basis	key points
revenues	12,639	12,685	+0.4%	▪ most of the regions except France have been facing economic deterioration
EBITDA	4,498	4,300	-4.4%	▪ EBITDA margin decline as expected
in % of rev	35.6%	33.9%	-1.7pts	▪ higher interconnection costs
CAPEX	1,461	1,230	-15.8%	▪ real estate purchase last year (€145m)
in % of rev	11.6%	9.7%	-1.9pts	▪ controlled capex spending thanks to project prioritization
EBITDA-CAPEX	3,037	3,070	+1.1%	▪ on track to reach organic cash flow guidance

resilience of Group revenue confirmed vs. GDP evolution in Orange footprint

revenue growth per quarter on a comparable basis vs weighted GDP growth



composite weighted GDP growth on Orange footprint*
Group organic growth
3.7%
4.1%
2.3%
1.7%
0.4%
3.2%
2.5%
1.3%
0.2%
-1.7%
1Q08
2Q08
3Q08
4Q08
1Q09

difference GDP / Group growth	+0.5pt	+1.6pt	+1.0pt	+1.5pt	+2.1pt

insight

- 1Q09 revenue growth slowdown at a lower pace than GDP decline
- resilience to GDP mainly linked to France and Enterprise businesses

* source : IMF, France Telecom estimates

resilience of France and enterprise partly offsets slowdown in Spain, Poland and ROW

in millions of euros	1Q08A	forex	perimeter	1Q08CB	1Q09	change 2009/2008* €m	change 2009/2008* %
Group revenues	13,027	-409	+20	12,639	12,685	+46	0.4%
France	5,801	-		5,789	5,912	+123	2.1%
personal	2,464			2,462	2,645	+183	7.4%
home	3,614			3,602	3,559	-43	-1.2%
eliminations	-277			-276	-292	-16	
UK	1,512	-251		1,261	1,253	-8	-0.6%
personal	1,443			1,204	1,208	+4	0.4%
home	88			73	60	-13	-18.3%
eliminations	-19			-16	-14	+2	
Spain	994	-		994	954	-41	-4.1%
personal	827			827	783	-45	-5.4%
home	167			167	171	+4	2.4%
Poland	1,267	-259		1,008	960	-48	-4.7%
personal	586			466	445	-21	-4.5%
home	735			585	575	-10	-1.8%
eliminations	-54			-43	-60	-17	
ROW	1,930	84		2,037	2,028	-9	-0.4%
Enterprise	1,904	12		1,919	1,926	+7	0.4%
International carrier & SS	302	1		300	337	+37	12.3%
eliminations	-682	3		-669	-686	-17	2.5%

* on a comparable basis

1Q09 EBITDA evolution impacted by forex, lower revenue growth and higher customer investments

EBITDA evolution



in millions of euros
4,629
-123
-8
4,498
+46
-244
4,300
o/w content - 89m€
o/w interconnect - 59m€
1Q08 actual
forex
perimeter
1Q08 CB
revenue
opex
1Q09

insight

- forex impact of -409m€ in revenues but only -123m€ on EBITDA
- lower revenue contribution in 1Q09 (+46m€) vs 1Q08 (+466m€)
- full impact of content costs decided in 08 and increasing interconnect

improvement of labour costs offset by interconnection and commercial costs

evolution of opex in 1Q09 in millions of euros & % of revenues	1Q08 CB	1Q09
labour costs	(2,286) 18.1%	(2,254) 17.8%
o/w profit sharing & share base payments	(94)	(81)
interconnection	(1,832) 14.5%	(1,890) 14.9%
other IT&N	(685) 5.4%	(728) 5.7%
general, properties, and others	(1,481) 11.7%	(1,540) 12.1%
o/w restructuring	(67)	(51)
o/w disposals and share of affiliates	(10)	(8)
EBITDA pre com. & content	6,355 50.3%	6,273 49.5%
commercial expenses & content costs	(1,857) 14.7%	(1,973) 15.6%
EBITDA	4,498 35.6%	4,300 33.9%

- labour cost decrease mainly due to lower headcounts (-2910 yoy)

- higher interconnection costs due to abundance off-net offers development on voice and sms

- network subcontracting and technical maintenance mainly in France, UK and Africa & Middle East

- higher property costs due to increase of real estate index in France
- audiovisual tax and other taxes, frequency fees
- bad debt increase

- soccer & cinema rights in opex since 3Q08
- higher subsidies due to smartphone adoption

1Q09 CAPEX

close monitoring of investments since the beginning of the year to adjust to country by country activity level

CAPEX evolution



in millions of euros (in % of revenues)
1,461
(11.6%)
real estate operation
145
1,316
(10.4%)
1,230
(9.7%)
1Q08*
1Q09

insight

- real estate operation in 1Q08
- CAPEX prioritization in all countries leading to slightly lower level (-0.7pt)
- in Eastern Europe capacity investments already aligned with lower traffic growth (Romania, Poland)
- investments delayed in some specific countries in Africa (Madagascar, Senegal,…)
- service platforms investments alignment with customers demand

* on a comparable basis

spanish operations

repurchase of France Telecom Espana minorities according to the terms of the shareholder agreement

transaction details

- as per the liquidity agreement, the Group and Amena main minority shareholders agreed on the repurchase of the remaining 18.2% after several weeks of negotiations
- minority shareholders agreed to sell their stake at €83cts representing €1.37Bn for the remaining stake

transaction impact on accounts

- the liquidity mechanism is already accounted for in the debt at €810m
- 2009 net debt will be impacted by the excess amount over the liquidity mechanism cancellation: €564m

1Q09 business performance

1Q09 France financials

good revenue performance driven by mobile

France revenues:

in millions of euros	1Q08CB	1Q09	var
total France	5,789	5,912	+2.1%
personal	2,462	2,645	+7,4%
home	3,602	3,559	-1.2%
eliminations	-276	-292	

mobile revenues: +7.4% yoy



in millions of euros
2,462
+86
-8
-42
+103
+44
2,645
1Q08 CB
customer base
regulatory impact
voice
non voice
equipment & others
1Q09

insight

- strong mobile growth in Q1 mainly driven by
  - higher customer base (+3.5% yoy)
  - data revenue increase (now representing 25% of service revenue)
- fixed revenue decrease due to:
  - PSTN revenue decrease compensated by the Internet growth
  - Internet revenue boosted by a positive volume and broadband ARPU effect (at €34.8, +9,4% yoy)
  - slowing down of domestic wholesale linked to regulatory impact

fixed revenues: -1.2% yoy



in millions of euros
3,602
-142
+156
-56
3,559
1Q08 CB
PSTN
internet
wholesale & other
1Q09

1Q09 France KPIs

strong contract net adds in mobile and resilience of PSTN

Orange market share evolution*



46,4%
46,5%
46,7%
46,8%
46,8%
43,6%
43,5%
43,6%
43,6%
43,5%
1Q08
2Q08
3Q08
4Q08
1Q09
market share incl MVNO
market share excl MVNO

ADSL market share



ADSL market share
net adds ADSL market share
49.4%
49.5%
49.5%
49.4%
49.2%
49.7%
51.3%
51.7%
46.7%
42.6%
1Q08
2Q08
3Q08
4Q08
1Q09*

insight

mobile

- stable mobile market share incl. MVNO
  - mobile contract mix improved at 68.2% (+2.8pt yoy) with 137k contract net adds in Q1
  - 1.9m MVNO customers (+24% yoy)
  - annual mobile ARPU increase at 400€ (+0.5%yoy) driven by data ARPU growth (+22% yoy)

fixed

- fixed lines market still increasing (+2% yoy)
- slight decrease in ADSL market share in a slowing down market
  - higher adoption of TV offer with 2.2m customers (25% of ADSL base) and 257k net adds in Q1
  - 363k subscriptions to Orange Sport & Cinema Series

fixed lines market



wholesale lines
FT retail lines
+2%
28.2
5.2
23.0
+0.6m
-0.4m
28.4
5.8
22.6
28.8
7.0
21.8
+0.4m
-0.2m
28.9
7.4
21.5
dec-07
march-08
dec-08
march-09

wholesale net adds

	1Q08	1Q09
total	585	405
full ULL	400	367
WLR	76	-16
naked ADSL	108	55

* company estimates

1Q09 UK financials

mobile revenue trend in line with 4Q08 in a slowing market

UK revenues

in millions of euros	1Q08CB	1Q09	var
total	1,261	1,253	-0.6%
personal	1,204	1,208	+0.4%
home	73	60	-18.3%
eliminations	-16	-14	

mobile revenues: +0.4% yoy (+1.3% excl. regulatory impact)

in millions of euros



1,204
31
-11
-26
18
8
1,208
1Q08 CB
customer base
regulatory impact
voice
non voice
equipment & others
1Q09

insight

mobile
- higher customer base with better contract mix
- lower voice ARPU driven by roaming revenues down (-19%) and popularity of lower tariff plans
- non voice revenues still growing by 3.3% yoy

fixed
- revenue decline due to broadband and narrowband base reduction

1Q09 UK KPIs

volume and value improvement despite higher competitive intensity

mobile customer base mix (000s)


contract
prepaid
+0.6%
15,756
15,850
36%
5,722
+10%
6,298
40%
64%
10,034
9,552
60%
1Q08
1Q09

mobile annual rolling ARPU


in GBP
+1%
non sms
sms
voice
268
271
16
43
+19%
+5%
45
19
209
207
1Q08
1Q09

insight

mobile

- follow up on transformation programs with direct contract acquisition volume up 44% yoy
- continuous improvement in base mix with 40% of contract customers vs. 36% in 1Q08
  - good contract net adds in 1Q09 at 125k with success of 24months contract (34% of acquisitions in 1Q09 vs. 2% in 1Q08)
  - prepaid decline due to post Christmas churn and migration to contracts
  - strong position on SIM only market
- data revenues up to 24.8% of service revenue with 3.8m of broadband mobile customers
- voice AUPU continues to grow driven by new connections: 183 min vs 166 min yoy

fixed

- quality of service improved with less volume of calls

1Q09 Spain financials

resistant relative performance in a rapidly deteriorating market

Spain revenues:

in millions of euros	1Q08CB	1Q09	var
total Spain	994	954	-4.1%
personal	827	783	-5.4%
home	167	171	+2.4%

insight

mobile

- revenues excl. regulatory impact decreased by -1.3%
- voice revenues drop due to slowdown of usage growth (+1.6% vs +5.6% in 1Q08)
- strong contribution from the customer base increase and from non voice revenues (+16.1% yoy)

fixed

- performance of broadband and increased wholesale more than compensates decline of other activities
- broadband ARPU at €29.3 (+4.2% yoy) thanks to increased penetration of IPTV and VoIP

mobile revenues: -5.4% yoy (-1.3% excl. regulatory impacts)

in millions of euros



827
47
-35
-80
10
14
783
1Q08 CB
customer base
regulatory impact
voice
non-voice
equipment & others
1Q09

fixed revenues: +2.4% yoy

in millions of euros



+2.4%
167
171
1Q08CB
1Q09
total fixed revenues
+1.3%
95
96
1Q08
1Q09
o/w broadband revenues

1Q09 Spain KPIs

mobile customer base increase in a slowing market

quarterly net adds evolution (000s)



91
49
150
27
52
123
141
91
123
51
1
-130
-50
-42
-7
prepaid
contract
1Q08
2Q08
3Q08
4Q08
1Q09

mobile customer base mix (000s)



contract
prepaid
+3.1%
11,084
11,426
55%
6,079
+6.7%
6,485
57%
45%
5,005
4,941
43%
end of 1Q08
end of 1Q09

insight

mobile

- increased contract customer base thanks to churn stabilisation (23.5% in 1Q09) and positive overall net portability balance (+10 k)
- mobile ARPU decline driven by lower voice ARPU due to decreasing out-of-bundle usage and lower market prices
- strong mobile data performance in 1Q09 with data revenues increasing to 16% of service revenues and a mobile broadband base at 3.7 M (x 1.9 yoy)
- progression of MVNO customers to 631 k (x 2 yoy)

fixed

- focus of unbundled customers (76% of the broadband base) and quality of service improvement to limit churn

internet features as a % of ADSL base



end of 1Q08
end of 1Q09
30.2%
12.5%
17.6%
13.4%
8.5%
6.3%
VoIP
Livebox
IPTV

1Q09 Poland financials
increasing regulatory effects putting pressure on revenues

Poland revenues:

in millions of euros	1Q08CB	1Q09	var
total Poland	1,008	960	-4.7%
personal	466	445	-4.5%
home	585	575	-1.8%
eliminations	-43	-60	

mobile revenues: -4.5% yoy (+1.3% excl. regulatory impacts)

in millions of euros



466
-5
-27
+2
-3
+12
445
o/w -13m€ from mobile interconnect revenues
1Q08 CB
customer base
regulatory
voice
non-voice
others
1Q09

insight

mobile
- strong regulatory impact on MTRs with wholesale revenues down 12%
- ARPU* down 6% driven by significant prepaid price competition and despite AUPU* increasing by +24%

fixed
- ongoing flattening of the slowdown of the fixed voice market with a lower level of line loss
- 30% reduction in F2M retail prices since March
- broadband revenues increased by +12.4% with over 2.2 M broadband retail users

fixed revenues: -1.8% yoy

in millions of euros



585
-52
+4
+37
575
1Q08CB
PSTN
Internet
others
1Q09

* monthly ARPU and AUPU in the quarter

1Q09 Poland KPIs

improved mix in mobile customers and slowdown in fixed line loss

mobile customer base mix (000s)



contract
prepaid
14,007
13,681
40.5%
5,674
+11%
6,311
46.1%
59.5%
8,332
7,370
53.9%
end of 1Q08
end of 1Q09

ADSL retail accesses and TV client base



in thousands
+6.8%
+304.1%
2,099
2,242
198
49
1Q08
1Q09
1Q08
1Q09
ADSL retail
TV client base

insight

mobile

- contract customers up 11% at over 6.3 million, representing more than 46% of the customer base
- broadband customers up 38% yoy to above 4.7m, and a 40% increase in the number of dongle users (IEW / BEW) to almost 370 k

fixed

- good progress in broadband thanks to TV, Orange FreeDom and CDMA alternative offers
- slowdown in the erosion in the number of retail lines due to a lower level of interest in WLR offers

total number of fixed lines



in millions
wholesale
retail
9.3
9.2
9.0
8.9
8.7
0.7
0.8
0.9
0.9
1.0
8.7
8.4
8.2
8.0
7.7
1Q08
2Q08
3Q08
4Q08
1Q09

1Q09 ROW

market position maintained in a tougher competitive environment

ROW revenues

in millions of euros	1Q08CB	1Q09	var
total ROW	2,037	2,028	-0.4%
total ROW excl. Romania, Senegal and Switzerland	*1,359*	*1,407*	*+3.5%*
▪ Africa & Middle East	807	847	+5.0%
▪ European countries	1,108	1,068	-3.6%
▪ other	170	173	+1.7%
▪ eliminations	-24	-22	

insight

- Africa & Middle East: +5.0% revenue growth
  - still double digit growth in Egypt driven by continued customer base growth
  - some difficulties related to crisis situations (Madagascar, Equatorial Guinea)
- European countries: -3.6% yoy
  - good resilience in Belgium with customer base and revenue growth, quasi stable revenues in Slovakia
  - Romania hit by currency and competition, Switzerland down due to roaming & handset sales
- Dominicana revenues declined due to lower roaming

mobile customer base



in millions
growth yoy
total 56.9 21%
Egypt 15.1 31%
Romania 10.1 1%
Ivory Coast 4.2 38%
Belgium 3.4 3%
Slovakia 2.9 1%
Dominicana 2.5 14%
Madagascar 2.1 44%

ADSL customer base



in thousands
European countries & other
Africa
+58%
162
93
69
256
147
109
1Q08
1Q09

1Q09 enterprise financials

resilient positive trend despite increased economic pressure on corporates

enterprise revenues: +0.4% yoy

in millions of euros	1Q08CB	1Q09	var
total enterprise	1,919	1,926	+0.4%
business network legacy	877	836	-4.7%
advanced business network	506	537	+6.1%
extended business services	309	337	+9.3%
others	227	216	-5.0%

insight

- revenue growth of 0.4% yoy (+1.3% excluding equipment resale)
- legacy: contained decrease on voice (slower pace of migration to VoIP) and data
- advanced: sustained growth despite price renegotiations in a maturing market
- extended: slower revenue growth due to price pressure and projects delays in worsening market conditions but still above market

advanced business network revenue growth*



7.5%
3.6%
6.1%
1Q08
4Q08
1Q09

extended business services revenue growth*



16.1%
11.0%
9.3%
1Q08
4Q08
1Q09

*on comparable basis

1Q09 enterprise KPIs

sustained growth in value added services businesses supported by a high quality of service

XoIP connections in France


in thousands
+124%
10
23
end of 1Q08
end of 1Q09

business everywhere end users in France


in thousands
+17%
605
709
end of 1Q08
end of 1Q09

IPVPN accesses world


in thousands
+5%
308
322
end of 1Q08
end of 1Q09

quality of service and industry recognitions

- outstanding quality of service highlighted by an international customer loyalty index at the top end of the sector
- leader of the Telco pack in the January 2009 Telemark ICT Crystal Ball with one of the best scores of the global network services providers
- awarded as "Best Asian Telecoms carrier" and "Best Managed Services provider" at Telecom Asia awards

outlook

resilience of France Telecom despite new deterioration of macro-economic forecast

weighted GDP IMF forecast on Orange footprint

Jan 09 : full year 2009 GDP forecast	-1%
1Q09 estimate	-1.7%
April 09 : full year 2009 GDP forecast	-2.5%

source : IMF

macro-economic insight

- IMF has lowered GDP forecast in all regions
- **Euro zone** situation deteriorating from -2.0% to -4.2%
- **Eastern European** countries economic situation worrying with -3.7% GDP decline expected from -0.4% previously
- **Africa** resisting well with an expected average GDP growth from +3.4% to +2.0%

France Telecom business trends

- revenues trend is deteriorating but remains remarkably better than GDP as expected
- confirmation of EBITDA margin pressure as expected

2009 cash flow guidance confirmed

cash flow guidance confirmed	▪ maintain the level of 2008 organic cash flow: 8bn€ (before possible spectrum acquisition)
ongoing actions to secure organic cash flow generation and preserve market share	▪ **revenues** : specific marketing offers launched to respond to downturn and maintain/reinforce our market position ▪ **opex** : reduction programs launched to limit EBITDA decline ▪ **capex** : capex to sales ratio should be slightly below 12% – adjustment to lower traffic growth – tight follow-up and prioritization – in case of further deterioration of the economic environment, capex could be revised downward to preserve cash flow target ▪ rollout of **"Orange 2012"** in all countries in order to transform processes and optimize the cost structure

appendices

glossary (1)

ADSL market share	▪ number of France Telecom's DSL Internet customers divided by the number of DSL Internet customers in the market
ARPU (Average Revenues Per User)	▪ for mobile: revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNOs) divided by the weighted average number of customers over the same period. ▪ for fixed: total fixed line revenues of the quarter divided by the weighted average number of customers over the same period. ▪ for Internet broadband: montly average broadband revenues of the quarter divided by the weighted average number of customers over the same period.
AUPU (Average Usage Per User)	▪ for mobile: total minutes used over the preceding 12 months (outgoing, incoming and roaming calls, excluding the traffic of Mobile Virtual Network Operators - MVNOs) divided by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX (CAPital EXpernditures)	▪ capital expenditures on tangible and intangible investments excluding GSM and UMTS licenses and investments through finance lease.
C.B. (Comparable Basis)	▪ data presented for the preceding period based on comparable methods, with consolidation scope and exchange rates used as for the current period.
Churn Rate	▪ total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months divided by the weighted average number of customers over the same period. – for UK Personal, migrations between contract and prepaid products are included in individual product churn but not in overall churn. Disconnections occurring either during the money-back guaranteed 14-days trial period or due to fraudulent connections are not included in churn. Prepaid customers are considered churned if they have not made any outgoing calls or received less than 4 incoming calls in the last 3 months.
EBITDA (operating income before depreciation and amortization)	▪ corresponds to operating income before depreciation and amortization and before impairment of goodwill and non-current assets.

glossary (2)

net financial debt	▪ total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt)
headcount	▪ number of persons working on the last day of the period, including both permanent and fixed-term contracts
Mature markets	▪ France, UK, Spain, Switzerland, Belgium, Luxembourg, Poland
Growing markets	▪ Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mali, Mauritius, Mexico, Moldova, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries
Subscriber Acquisition Costs (SACs)	▪ for mobile: sum of the acquisition costs for the handsets sold and the commissions paid to retailers from which are deducted the revenues received from the sale of handsets, for each new customer.
Subscriber Retention Costs (SRCs)	▪ for mobile: sum of the acquisition costs for the handset sold and the commission paid to retailers from which are deducted the revenues received from the sale of handset for each customer renewing his contract.
commercial expenses & content costs	▪ external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs. ▪ content costs
IT&N costs	▪ external purchases including services fees and inter-operator costs, outsourcing fees relating to technical operation and maintenance and IT expenses
labour expenses	▪ includes wages and employee benefits expenses, employee profit sharing and share-based compensation costs.

appendix 1

1Q08 historical basis results

in millions of euros	historical in local currency	data weight. avg rate 1Q08	in MEUR	comparable weight. avg rate 1Q09	basis forex impact	perimeter impact (*)	in MEUR
revenues			13,027		-409	20	12,639
EUR	8,596	1,00000	8,596	1,00000	0	-8	8,588
GBP	1,152	1,32011	1,520	1,10132	-252	0	1,268
PLN	4,494	0,27981	1,257	0,22267	-257	0	1,001
other			1,654		100	29	1,782
EBITDA % of rev			4,629 35.5%		-123	-8	4,498 35.6%
CAPEX % of rev			1,492 11.5%		-39	8	1,461 11.6%

* mainly: positive impact of Telkom Kenya integration and negative impact of TopAchat disposal